1933 Act Reg. No. 33-88316

1940 Act File No. 811-08932

As filed with the Securities and Exchange Commission on September 29, 2021

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
POST-EFFECTIVE AMENDMENT NO. 132	☒

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 134	☒

Artisan Partners Funds, Inc.

(Registrant)

875 East Wisconsin Avenue, Suite 800

Milwaukee, Wisconsin 53202

Telephone Number: (414) 390-6100

Sarah A. Johnson	John M. Loder
Artisan Partners Funds, Inc.	Ropes & Gray LLP
875 East Wisconsin Avenue, Suite 800	Prudential Tower, 800 Boylston Street
Milwaukee, Wisconsin 53202	Boston, Massachusetts 02199
(Agents for Service)

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”). There have been no changes to the Prospectus or Statement of Additional Information as filed by the Registrant (File No. 33-88316) in Post-Effective Amendment No. 130 to its Registration Statement on Form N-1A (the “Registration Statement”), as supplemented and revised, pursuant to Rule 485(b) under the Securities Act on January 28, 2021.

EXPLANATORY NOTE

This Post-Effective Amendment No. 132 to the Registration Statement is being filed pursuant to Rule 462(d) under the Securities Act, solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 132 consists only of a facing page, this explanatory note, Part C of the Registration Statement, the Exhibit Index, and the exhibits to the Registration Statement listed thereon. This Post-Effective Amendment No. 132 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 132 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
OTHER INFORMATION
ITEM 28.
Exhibits.
Exhibit Number	Description
(a)(1)	Amended and Restated Articles of Incorporation dated January 11, 2013.
(2)	Articles Amendment dated December 17, 2013.
(3)	Articles Amendment dated February 12, 2014.
(4)	Articles Amendment dated March 12, 2015.
(5)	Articles Amendment dated August 11, 2015.
(6)	Articles Amendment dated February 9, 2016.
(7)	Articles Amendment dated May 23, 2016.
(8)	Articles Amendment dated July 15, 2016.
(9)	Articles Amendment dated November 28, 2016.
(10)	Articles Amendment dated December 19, 2016.
(11)	Articles Amendment dated January 25, 2017.
(12)	Articles Amendment dated June 2, 2017.
(13)	Articles Amendment dated March 2, 2018.
(14)	Articles Amendment dated December 4, 2018.
(15)	Articles Amendment dated March 29, 2019.
(16)	Articles Amendment dated November 21, 2019.
(17)	Articles Amendment dated May 26, 2020.
(18)	Articles Amendment dated June 3, 2020.
(19)	Articles Amendment dated September 13, 2021.
(b)	Bylaws, as amended and restated, of the Registrant dated September 11, 2020.
(c)	None. (Registrant does not issue share certificates.)
(d)(1)	Second Amended and Restated Investment Advisory Agreement between the Registrant and Artisan Partners Limited Partnership.
(2)
Revised Schedule to Second Amended and Restated Investment Advisory Agreement between the
Registrant and Artisan Partners Limited Partnership relating to Artisan Focus Fund (formerly Artisan
Thematic Fund).

(3)	Revised Schedule to Second Amended and Restated Investment Advisory Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Global Discovery Fund.

(4)
Revised Schedule to Second Amended and Restated Investment Advisory Agreement between the
Registrant and Artisan Partners Limited Partnership relating to Artisan International Small-Mid Fund
(formerly Artisan International Small Cap Fund).

(5)	Revised Schedule to Second Amended and Restated Investment Advisory Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Global Equity Fund.
(6)	Revised Schedule to Second Amended and Restated Investment Advisory Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Select Equity Fund.
(e)(1)	Second Amended and Restated Distribution Agreement between the Registrant and Artisan Partners Distributors LLC.
(2)	Revised Schedule to Second Amended and Restated Distribution Agreement as of August 11, 2015 relating to Artisan Global Equity Fund – Institutional Shares.
(3)
Revised Schedule to Second Amended and Restated Distribution Agreement as of February 9, 2016
relating to Artisan International Small-Mid Fund (formerly Artisan International Small Cap Fund) –
Institutional Shares.

(4)	Revised Schedule to Second Amended and Restated Distribution Agreement as of July 15, 2016 relating to Artisan High Income Fund – Institutional Shares.
(5)	Revised Schedule to Second Amended and Restated Distribution Agreement as of November 29, 2016 relating to Artisan Small Cap Fund – Advisor Shares.
(6)	Revised Schedule to Second Amended and Restated Distribution Agreement relating to Artisan Focus Fund (formerly Artisan Thematic Fund).
(7)	Revised Schedule to Second Amended and Restated Distribution Agreement relating to Artisan Global Discovery Fund.
(8)	Revised Schedule to Second Amended and Restated Distribution Agreement relating to Artisan Focus Fund (formerly Artisan Thematic Fund) – Advisor Shares and Institutional Shares.
(9)	Revised Schedule to Second Amended and Restated Distribution Agreement relating to Artisan International Small-Mid Fund (formerly Artisan International Small Cap Fund) – Advisor Shares.
(10)	Revised Schedule to Second Amended and Restated Distribution Agreement relating to Artisan Global Discovery Fund – Advisor Shares.
(11)	Revised Schedule to Second Amended and Restated Distribution Agreement relating to Artisan Select Equity Fund.
(12)	Revised Schedule to Second Amended and Restated Distribution Agreement relating to Artisan Global Equity Fund – Advisor Shares.
(f)	None.
(g)(1)	Global Custody and Accounting Services Agreement between the Registrant and JPMorgan Chase Bank, N.A.
(2)	Notification to Custodian regarding addition of Artisan Select Equity Fund.
(3)	Notification to Custodian regarding addition of Artisan Floating Rate Fund. To be filed by amendment.
(4)	Third Party Securities Lending Rider to the Global Custody and Accounting Services Agreement between Registrant and JPMorgan Chase Bank, N.A. Filed herewith.

(5)	Customer Account Agreement between Cowen and Company, LLC and Artisan Select Equity Fund. Filed herewith.
(6)	Addendum to the Customer Account Agreement between Cowen and Company, LLC and Artisan Select Equity Fund. Filed herewith.
(h)(1)	Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company.
(2)	Notification to Transfer Agent regarding addition of Artisan International Small-Mid Fund (formerly Artisan International Small Cap Fund).
(3)	Notification to Transfer Agent regarding addition of Artisan International Value Fund.
(4)	Letter agreement dated July 24, 2002 between the Registrant and State Street Bank and Trust Company.
(5)	Amendment No. 1 to Transfer Agency and Service Agreement.
(6)	October 1, 2003 amendment to letter agreement dated July 24, 2002 between the Registrant and State Street Bank and Trust Company.
(7)	Notification to Transfer Agent regarding addition of Artisan Value Fund (formerly Artisan Opportunistic Value Fund).
(8)	Notification to Transfer Agent regarding addition of Artisan Sustainable Emerging Markets Fund (formerly Artisan Emerging Markets Fund).
(9)	Notification to Transfer Agent regarding addition of Artisan International Value Fund – Institutional Shares.
(10)	Amendment to Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company.
(11)	Notification to Transfer Agent regarding addition of Artisan Global Value Fund.
(12)	Notification to Transfer Agent regarding addition of Artisan Emerging Markets Fund – Advisor Shares.
(13)	Notification to Transfer Agent regarding addition of Artisan Global Opportunities Fund (formerly Artisan Opportunistic Growth Fund).
(14)	Amendment to Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company.
(15)	Notification to Transfer Agent regarding addition of Artisan Global Equity Fund.
(16)
Notification to Transfer Agent regarding addition of Artisan Global Opportunities Fund (formerly
Artisan Opportunistic Growth Fund) – Institutional Shares and Artisan Value Fund – Institutional
Shares.

(17)	Notification to Transfer Agent regarding addition of Artisan Mid Cap Value Fund – Institutional Shares and Artisan Small Cap Value Fund – Institutional Shares.
(18)	Notification to Transfer Agent regarding addition of Artisan Small Cap Fund – Institutional Shares.
(19)	Notification to Transfer Agent regarding addition of Artisan Global Value Fund – Institutional Shares.
(20)	Notification to Transfer Agent regarding addition of Artisan Global Small Cap Fund.
(21)	Notification to Transfer Agent regarding addition of Artisan High Income Fund.

(22)	Notification to Transfer Agent regarding redesignation of Artisan Emerging Markets Fund – Advisor Shares as Investor Shares.
(23)
Notification to Transfer Agent regarding addition of Artisan Global Opportunities Fund – Advisor
Shares, Artisan Global Value Fund – Advisor Shares, Artisan International Fund – Advisor Shares,
Artisan International Value Fund – Advisor Shares, Artisan Mid Cap Fund – Advisor Shares, Artisan
Mid Cap Value Fund – Advisor Shares and Artisan Value Fund – Advisor Shares.

(24)	Amendment to Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company.
(25)	Notification to Transfer Agent regarding addition of Artisan Developing World Fund.
(26)	Notification to Transfer Agent regarding addition of Artisan Global Equity Fund – Institutional Shares.
(27)	Notification to Transfer Agent regarding addition of Artisan International Small-Mid Fund (formerly Artisan International Small Cap Fund) – Institutional Shares.
(28)	Notification to Transfer Agent regarding removal of Artisan Small Cap Value Fund.
(29)	Notification to Transfer Agent regarding addition of Artisan High Income Fund – Institutional Shares.
(30)	Notification to Transfer Agent regarding addition of Artisan Small Cap Fund – Advisor Shares.
(31)	Amendment to Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company.
(32)	Notification to Transfer Agent regarding removal of Artisan Global Small Cap Fund.
(33)	Notification to Transfer Agent regarding addition of Artisan Focus Fund (formerly Artisan Thematic Fund).
(34)	Notification to Transfer Agent regarding addition of Artisan Global Discovery Fund.
(35)	Amendment to and Assignment of Transfer Agency and Service Agreement between the Registrant, State Street Bank and Trust Company and DST Asset Manager Solutions, Inc.
(36)	Notification to Transfer Agent regarding addition of Artisan Focus Fund (formerly Artisan Thematic Fund) – Advisor Shares and Institutional Shares.
(37)	Notification to Transfer Agent regarding addition of Artisan International Small-Mid Fund (formerly Artisan International Small Cap Fund) – Advisor Shares.
(38)	Notification to Transfer Agent regarding addition of Artisan Global Discovery Fund – Advisor Shares.
(39)	Notification to Transfer Agent regarding addition of Artisan Select Equity Fund.
(40)	Notification to Transfer Agent regarding addition of Artisan Global Equity Fund – Advisor Shares.
(41)	Notification to Transfer Agent regarding addition of Artisan Floating Rate Fund. To be filed by amendment.
(42)	Amended and Restated Expense Limitation Agreement between the Registrant and Artisan Partners Limited Partnership.
(43)	Amendment to Transfer Agency and Service Agreement between the Registrant and DST Asset Manager Solutions, Inc. Filed herewith.
(44)	Securities Lending Agency Agreement between the Registrant and Goldman Sachs Bank USA (doing business as Goldman Sachs Agency Lending). Filed herewith.

(i)(1)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Small Cap Fund – Investor Shares and Artisan International Fund – Institutional Shares and Investor Shares.
(2)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Mid Cap Fund.
(3)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Small Cap Value Fund.
(4)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Mid Cap Fund – Institutional Shares.
(5)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Mid Cap Value Fund – Investor Shares.
(6)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan International Small-Mid Fund (formerly Artisan International Small Cap Fund) – Investor Shares.
(7)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan International Value Fund – Investor Shares.
(8)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Value Fund (formerly Artisan Opportunistic Value Fund) – Investor Shares.
(9)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Sustainable Emerging Markets Fund (formerly Artisan Emerging Markets Fund) – Institutional Shares.
(10)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan International Value Fund – Institutional Shares.
(11)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Global Value Fund – Investor Shares.
(12)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Sustainable Emerging Markets Fund (formerly Artisan Emerging Markets Fund) – Advisor Shares.
(13)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Global Opportunities Fund (formerly Artisan Opportunistic Growth Fund) – Investor Shares.
(14)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Global Equity Fund – Investor Shares.
(15)
Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Global Opportunities Fund (formerly
Artisan Growth Opportunities Fund) – Institutional Shares and Artisan Value Fund – Institutional
Shares.

(16)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Mid Cap Value Fund – Institutional Shares and Artisan Small Cap Value Fund – Institutional Shares.
(17)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Small Cap Fund – Institutional Shares.
(18)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Global Value Fund – Institutional Shares.
(19)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Global Small Cap Fund – Investor Shares.
(20)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Sustainable Emerging Markets Fund (formerly Artisan Emerging Markets Fund) – Investor Shares.
(21)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan High Income Fund – Investor Shares and Advisor Shares.

(22)
Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Global Opportunities Fund - Advisor
Shares, Artisan Global Value Fund - Advisor Shares, Artisan International Fund - Advisor Shares,
Artisan International Value Fund - Advisor Shares, Artisan Mid Cap Fund - Advisor Shares, Artisan
Mid Cap Value Fund - Advisor Shares and Artisan Value Fund - Advisor Shares.

(23)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Developing World Fund.
(24)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Global Equity Fund – Institutional Shares.
(25)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan International Small-Mid Fund (formerly Artisan International Small Cap Fund) – Institutional Shares.
(26)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan High Income Fund – Institutional Shares.
(27)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Small Cap Fund – Advisor Shares.
(28)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Focus Fund (formerly Artisan Thematic Fund) – Investor Shares.
(29)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Global Discovery Fund – Investor Shares and Institutional Shares.
(30)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Focus Fund (formerly Artisan Thematic Fund) – Advisor Shares and Institutional Shares.
(31)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan International Small-Mid Fund (formerly Artisan International Small Cap Fund) – Advisor Shares.
(32)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Global Discovery Fund – Advisor Shares.
(33)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Select Equity Fund.
(34)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Global Equity Fund – Advisor Shares.
(35)	Opinion and consent of Godfrey & Kahn, S.C. relating to Artisan Floating Rate Fund. To be filed by amendment.
(j)(1)	Consent of independent registered public accounting firm relating to Artisan Floating Rate Fund. To be filed by amendment.
(k)	None.
(l)(1)	Subscription Agreement between the Registrant and Andrew A. Ziegler and Carlene Murphy Ziegler relating to Artisan Small Cap Fund.
(2)	Subscription Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Value Fund (formerly Artisan Opportunistic Value Fund).
(3)	Subscription Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Sustainable Emerging Markets Fund (formerly Artisan Emerging Markets Fund).
(4)	Subscription Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Global Value Fund.

(5)	Subscription Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Global Opportunities Fund (formerly Artisan Opportunistic Growth Fund).
(6)	Subscription Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Global Equity Fund.
(7)	Subscription Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Global Small Cap Fund.
(8)	Subscription Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan High Income Fund.
(9)	Subscription Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Developing World Fund.
(10)	Subscription Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Focus Fund (formerly Artisan Thematic Fund).
(11)	Subscription Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Global Discovery Fund.
(12)	Subscription Agreement between the Registrant and Artisan Partners Limited Partnership relating to Artisan Select Equity Fund.
(m)	None.
(n)	Amended and Restated Multiple Class Plan pursuant to Rule 18f-3.
(p)(1)	Artisan Partners Funds, Inc. Code of Ethics for Directors.
(2)	Artisan Partners Code of Ethics and Insider Trading Policy.
(99)(a)	Powers of Attorney for the Directors of Artisan Partners Funds, Inc.
ITEM 29.
Persons Controlled by or Under Common Control With Registrant.
None.
ITEM 30.
Indemnification.
Article VIII of Registrant’s Amended and Restated Articles of Incorporation and Article IX of Registrant’s Bylaws (Exhibits (a)(1) through (b), which are incorporated herein by reference) provide that the Registrant shall indemnify and advance expenses to its currently acting and its former directors and officers to the fullest extent that indemnification of directors and officers is permitted by the Wisconsin Statutes. The Board of Directors may by bylaw, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Wisconsin Statutes; provided however, that nothing therein shall be construed to protect any director or officer of the Registrant against any liability to the Registrant or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The Registrant will not advance attorneys’ fees or other expenses incurred by the person to be indemnified unless the Registrant shall have received an undertaking by or on behalf of such person to repay the advance unless it is ultimately determined that such person is entitled to indemnification and one of the following conditions shall have occurred: (i) such person shall provide security for his undertaking, (ii) the Registrant shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of the disinterested, non-party directors of the Registrant, or an independent legal counsel in a written opinion, shall have determined that based on a review of readily available facts there is reason to believe that such person ultimately will be found entitled to indemnification.
Registrant and its directors and officers are insured under policies of insurance maintained by Registrant, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers. The policies expressly exclude coverage for any director or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.
The Registrant also has entered into indemnification agreements with each of its directors. The indemnification agreements provide that the Registrant will indemnify and advance expenses to the director if the director is or is threatened to be made a party to a proceeding by reason of the director’s corporate status, to the fullest extent permitted by applicable law. The indemnification agreements specifically provide that a director will not be indemnified for any acts or omissions giving rise to any claims asserted against the director that constituted “disabling conduct” (e.g., willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office).
ITEM 31.
Business and Other Connections of Investment Adviser.
The information in the prospectus under the caption “Organization, Management and Management Fees” and in the statement of additional information under the caption “Investment Advisory Services” is incorporated herein by reference. The principal executives of Artisan Partners Limited Partnership (“Artisan Partners”) are: Eric R. Colson, Chief Executive Officer; Charles J. Daley, Jr., Chief Financial Officer and Treasurer; Jason A. Gottlieb, President; James S. Hamman, Jr., Vice President; Sarah A. Johnson, Vice President and Secretary; Michelle L. Klein, Vice President; Christopher J. Krein, Vice President; Eileen L. Kwei, Vice President; Lisa A. Moran, Assistant Secretary; Gregory K. Ramirez, Vice President; Blake A. Rigel, Assistant Treasurer; and Sam B. Sellers, Vice President. For a description of other business, profession, vocation or employment of a substantial nature in which any officer of Artisan Partners, except Mr. Daley, Mr. Gottlieb, Mr. Hamman, Ms. Klein, Mr. Krein, Ms. Kwei, Ms. Moran and Mr. Sellers, has engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee, see the information under the caption “Directors and Officers” in the statement of additional information. In addition to being Managing Directors of Artisan Partners, Mr. Daley serves as the Chief Financial Officer and Treasurer of Artisan Investments GP LLC (“Artisan Investments”), the general partner of Artisan Partners; Mr. Gottlieb serves as President of Artisan Investments; Mr. Krein serves as Vice President of Artisan Investments; Ms. Kwei serves as Vice President; and Mr. Hamman serves as Vice President of Artisan Investments. Ms. Klein serves as Vice President of Artisan Investments. Ms. Moran serves as Assistant Secretary of Artisan Investments. Mr. Sellers serves as Vice President of Artisan Investments.
ITEM 32.
Principal Underwriters.
(a)
Artisan Partners Distributors LLC acts as principal underwriter for Artisan Partners Funds, Inc.

(b)Set forth below is the information required for each director and officer of Artisan Partners Distributors LLC. The principal business address of each officer of Artisan Partners Distributors LLC is 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202.
Name	Positions and Offices with Underwriter	Positions and Offices with Fund
Gregory K. Ramirez	Chairman and President	Director, President and Chief Executive Officer
Michael C. Roos	Vice President	None
Michelle L. Klein	Chief Financial Officer, Vice President and Treasurer	None
Sarah A. Johnson	Vice President and Secretary	General Counsel, Vice President and Secretary
James S. Hamman, Jr.	Vice President	None
Christopher J. Krein	Vice President	None
Jill M. Demski	Chief Compliance Officer	Chief Compliance Officer and Anti-Money Laundering Compliance Officer
(c)
There are no commissions or other compensation received from the Registrant, directly or indirectly, by any principal underwriter who is not an affiliated person of the Registrant or an affiliated person of an affiliated person.
ITEM 33.
Location of Accounts and Records.
All accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained as follows:
(1)	JPMorgan Chase Bank N.A. 383 Madison Avenue, Floor 11 New York, New York 10179

Cowen and Company, LLC. 599 Lexington Avenue, 20th Floor New York, New York 10022

(2)	Artisan Partners Limited Partnership (on its own behalf, or on behalf of Artisan Partners Funds, Inc. or Artisan Partners Distributors LLC)

875 East Wisconsin Avenue, Suite 800 Milwaukee, Wisconsin 53202

777 East Wisconsin Ave, Suite 1200 Milwaukee, Wisconsin 53202

c/o Iron Mountain 5170 S. 6th Street Milwaukee, Wisconsin 53221

(3)	DST Asset Manager Solutions, Inc. 30 W. 7th Street, Suite 219322 Kansas City, MO 64105

(4)	Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199
ITEM 34.
Management Services.
Not applicable.
ITEM 35.
Undertakings.
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, and the State of Wisconsin on the 29th day of September, 2021.
ARTISAN PARTNERS FUNDS, INC.
By:	/s/ Gregory K. Ramirez
Gregory K. Ramirez President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.
Name	Title	Date
/s/ Gregory K. Ramirez	President, Chief Executive Officer (principal executive officer) and Director	September 29, 2021
Gregory K. Ramirez
/s/ Eric R. Colson*	Director	September 29, 2021
Eric R. Colson
/s/ Coleen Downs Dinneen*	Director	September 29, 2021
Coleen Downs Dinneen
/s/ Gail L. Hanson*	Director	September 29, 2021
Gail L. Hanson
/s/ Bonnie L. Howard*	Director	September 29, 2021
Bonnie L. Howard
/s/ William J. Kelly*	Director	September 29, 2021
William J. Kelly
/s/ Peter M. Lebovitz*	Director	September 29, 2021
Peter M. Lebovitz
/s/ Peter E. Sundman*	Director	September 29, 2021
Peter E. Sundman
/s/ Shannon K. Jagodinski	Chief Financial Officer (principal financial and accounting officer), Vice President and Treasurer	September 29, 2021
Shannon K. Jagodinski

By:	/s/ Nathan D. Briggs
Nathan D. Briggs
*
By Nathan D. Briggs, Attorney-in-Fact, pursuant to powers of attorney filed on January 28, 2021.

Index of Exhibits Filed with this Registration Statement
Exhibit Number	Description
(g)(4)	Third Party Securities Lending Rider to the Global Custody and Accounting Services Agreement between Registrant and JPMorgan Chase Bank, N.A.
(g)(5)	Customer Account Agreement between Cowen and Company, LLC and Artisan Select Equity Fund.
(g)(6)	Addendum to the Customer Account Agreement between Cowen and Company, LLC and Artisan Select Equity Fund.
(h)(43)	Amendment to Transfer Agency and Service Agreement between the Registrant and DST Asset Manager Solutions, Inc.
(h)(44)	Securities Lending Agency Agreement between the Registrant and Goldman Sachs Bank USA (doing business as Goldman Sachs Agency Lending).